Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis maintains growth momentum and confirms FY’22 Group guidance
•	Q3 sales grew +4% cc1 (-4% USD)
o
Innovative Medicines (IM) sales grew +4% cc (-3% USD), driven by key growth brands including: Entresto (+31% cc), Kesimpta (+172% cc), Kisqali (+49% cc), Cosentyx (+7% cc) and Pluvicto (reaching USD 80 million)

o	Sandoz sales grew +4% cc (-7% USD) driven by continued growth in biopharmaceuticals
•	Q3 core[1] operating income grew +5% cc (-4% USD), mainly driven by higher sales, with IM core margin increasing to 38.1% (+ 100 bps cc)
•
Q3 operating income declined -23% cc (-33% USD), mainly due to higher impairments and higher restructuring costs. Net income declined -33% cc (-43% USD), or -27% (cc) excluding the impact of Roche income[2]. Free cash flow was USD 4.2 billion (-6% USD)

•	Q3 core EPS was USD 1.58 +1% cc (-8% USD); excluding Roche core income impact, core EPS grew +10% (cc)
•	Strong nine months performance with sales growing +5% cc (-1% USD) and core operating income growing +6% cc (-1% USD):
o	Innovative Medicines sales grew +5% cc (-1% USD) and core operating income +6% cc (-1% USD)
o	Sandoz sales grew +6% cc (-3% USD) and core operating income +5% cc (-2% USD)
•	Previously announced up to USD 15 billion share buyback ongoing; USD 7.6 billion still to be executed
•	Intention to separate Sandoz to create a standalone Gx/Biosimilars company by way of a 100% spin-off; with this, Novartis will become a fully focused “pure-play” Innovative Medicines business
•	Q3 key innovation milestones:
o	Scemblix approved in the EU for adults with Ph+ chronic myeloid leukemia
o	Iptacopan demonstrates clinically meaningful superiority vs anti-C5 treatment in Ph3 PNH study (Oct)
o	Cosentyx positive results from pivotal Ph3 trials (SUNSHINE and SUNRISE) in hidradenitis suppurativa
•
2022 Group guidance confirmed at mid single digit sales and core operating income growth. Sandoz guidance revised upwards, with sales expected to grow low to mid single digit (from low single digit) and core operating income expected to grow low single digit (from broadly in line)[3]

Basel, October 25, 2022 - commenting on the quarter, Vas Narasimhan MD, CEO of Novartis, said:
“Novartis delivered a solid third quarter, with strong YTD operational performance. Our six in-market growth drivers with multi-billion sales potential (Cosentyx, Entresto, Zolgensma, Kisqali, Kesimpta, Leqvio) grew 23% in the quarter and now represent 33% of total IM sales. Pluvicto and Scemblix launches are progressing well and we are awaiting data in earlier lines of therapy. We announced the planned separation of Sandoz by way of a 100% spin-off, creating the #1 European generics company and a global leader in biosimilars. Looking ahead, we are confident in delivering growth and margin expansion through our new focused “pure-play” Innovative Medicines strategy, underpinned by our five core TAs, technology platforms, priority geographies and a deep, value-oriented pipeline.”

Key figures1
	Q3 2022	Q3 2021	% change		9M 2022	9M 2021	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 543	13 030	-4	4	37 855	38 397	-1	5
Operating income	2 168	3 233	-33	-23	7 248	9 127	-21	-13
Net income	1 575	2 758	-43	-33	5 489	7 712	-29	-20
EPS (USD)	0.73	1.23	-41	-31	2.50	3.44	-27	-19
Free cash flow	4 169	4 423	-6		8 393	10 255	-18
Core operating income	4 282	4 467	-4	5	12 635	12 769	-1	6
Core net income	3 419	3 830	-11	-2	10 101	10 959	-8	-1
Core EPS (USD)	1.58	1.71	-8	1	4.60	4.88	-6	2

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   2  A table showing the Q3 2022 and 9M 2022 key figures excluding Roche can be found on page 8 and a reconciliation of 2021 IFRS results and non-IFRS measures core results to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 57 of the Condensed Interim Financial Report. 3 Please see detailed guidance assumptions on page 7.

Strategy Update
Our focus
Novartis unveiled a new focused strategy with our transformation into a “pure-play” Innovative Medicines business. We have a clear focus on five core therapeutic areas (cardiovascular, immunology, neuroscience, solid tumors and hematology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies - the US, China, Germany and Japan.

Our priorities
1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Sandoz strategic review
Novartis concluded the strategic review of Sandoz, announcing a proposed 100% spin-off of Sandoz, its generics and biosimilars division into a new publicly traded standalone company. We believe that the 100% spin-off is in the best interest of shareholders and consistent with the Novartis strategy of focusing as a leading medicines company. The planned spin-off allows Sandoz to leverage its strong brand and sustain its leading global position by continuing to invest in the key strategic areas of Biosimilars, Antibiotics and Generic Medicines. Completion of the transaction is subject to certain conditions, including consultation with works councils and employee representatives (as required), general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval in line with Swiss corporate law. The transaction is expected to be tax neutral to Novartis.

Sandoz CEO designate announcement
In anticipation of the intended Sandoz spin-off, Richard Saynor, will be appointed CEO designate of Sandoz and step down from the Executive Committee of Novartis with immediate effect. He will continue to report directly to Vas Narasimhan and lead the Sandoz division.

Financials
Third quarter
Net sales were USD 12.5 billion (-4%, +4% cc) in the third quarter, driven by volume growth of 11 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 2.2 billion (-33%, -23% cc), mainly due to higher impairments (USD 0.5 billion) and higher restructuring costs (USD 0.4 billion) primarily related to the implementation of the previously announced streamlined organizational model.
Net income was USD 1.6 billion (-43%, -33% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -27% (cc). EPS was USD 0.73 (-41%, -31% cc). Excluding the impact of Roche income, EPS declined -25% (cc).
Core operating income was USD 4.3 billion (-4%, +5% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments. Core operating income margin was 34.1% of net sales, decreasing by 0.2 percentage points (+0.2 percentage points cc).
Core net income was USD 3.4 billion (-11%, -2% cc), as growth in core operating income was more than offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +7% (cc). Core EPS was USD 1.58 (-8%, +1% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +10% (cc).
Free cash flow amounted to USD 4.2 billion (-6% USD), compared to USD 4.4 billion in the prior year quarter, mainly due to lower operating income adjusted for non-cash items.
Innovative Medicines net sales were USD 10.3 billion (-3%, +4% cc) with volume contributing 12 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Kisqali, Cosentyx, and the Pluvicto launch. Generic competition had a negative impact of 4 percentage points, mainly due to Afinitor/Votubia, Gilenya (ex-US), Gleevec/Glivec and Exjade. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 4.1 billion (+8%) and in the rest of the world USD 6.2 billion (-9%, +2% cc).
Sandoz net sales were USD 2.2 billion (-7%, +4% cc) with volume contributing 10 percentage points to growth. Pricing had a negative impact of 6 percentage points. Sales in Europe were USD 1.2 billion (-13%, +1% cc), in the US USD 435 million (-1%) and in the rest of the world USD 647 million (+4%, +14% cc). Global sales of Biopharmaceuticals grew to USD 533 million (+1%, +14% cc) partly benefiting from a one-time revenue deduction adjustment.
Nine months
Net sales were USD 37.9 billion (-1%, +5% cc) in the first nine months, driven by volume growth of 12 percentage points, price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 7.2 billion (-21%, -13% cc), mainly due to higher impairments (USD 0.7 billion), higher restructuring costs (USD 0.6 billion) primarily related to the implementation of the previously announced streamlined organizational model and lower divestment gains (USD 0.5 billion).
Net income was USD 5.5 billion (-29%, -20% cc), mainly due to lower operating income. Excluding the impact of Roche income, net income declined -12% (cc). EPS was USD 2.50 (-27%, -19% cc). Excluding the impact of Roche income, EPS declined -10% (cc).
Core operating income was USD 12.6 billion (-1%, +6% cc), mainly driven by higher sales, partly offset by higher R&D and M&S investments. Core operating income margin was 33.4% of net sales, increasing by 0.1 percentage points (+0.5 percentage points cc).
Core net income was USD 10.1 billion (-8%, -1% cc), as growth in core operating income was offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +8% (cc). Core EPS was USD 4.60 (-6%, +2% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +11% (cc).

Free cash flow amounted to USD 8.4 billion (-18% USD), compared to USD 10.3 billion in the prior year period, mainly due to lower divestment proceeds, unfavorable changes in working capital and the loss of Roche annual dividend (prior year USD 0.5 billion).
Innovative Medicines net sales were USD 30.9 billion (-1%, +5% cc) with volume contributing 12 percentage points to growth. Sales growth was mainly driven by continued strong performance from Entresto, Kesimpta, Cosentyx and Kisqali. Generic competition had a negative impact of 3 percentage points, mainly due to Afinitor/Votubia, Gleevec/Glivec, Gilenya (ex-US), Exjade, and Exforge. Pricing had a negative impact of 4 percentage points. Sales in the US were USD 11.7 billion (+6%) and in the rest of the world USD 19.2 billion (-5%, +4% cc).
Sandoz net sales were USD 6.9 billion (-3%, +6% cc) with volume contributing 13 percentage points to growth. Pricing had a negative impact of 7 percentage points. Sales in Europe were USD 3.6 billion (-7%, +5% cc), in the US USD 1.3 billion (-1%) and in the rest of the world USD 2.0 billion (+6%, +12% cc). Sales growth benefited from a strong cough and cold season and a return towards normal business dynamics in the first half of the year. Global sales of Biopharmaceuticals grew to USD 1.6 billion (+1%, +11% cc).
Q3 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of cc contribution to Q3 growth) including:

Entresto	(USD 1,135 million, +31% cc) sustained robust demand-led growth in the US, Europe and Japan, with increased patient share across all geographies
Kesimpta	(USD 289 million, +172% cc) strong sales growth mainly driven by US launch momentum
Kisqali	(USD 327 million, +49% cc) grew strongly across all geographies based on increasing recognition of OS and quality of life benefits in HR+/HER2- advanced breast cancer
Cosentyx	(USD 1,274 million, +7% cc) continued volume growth in China, Europe and the US
Pluvicto	(USD 80 million) launch progressing well, with more than 120 active centers ordering
Tafinlar + Mekinist	(USD 450 million, +16% cc) grew across all geographies, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications
Scemblix	(USD 41 million) strong launch uptake demonstrating the high unmet need in CML
Promacta/Revolade	(USD 523 million, +7% cc) growth was driven mainly by the US, with increased use in chronic ITP and 1L for severe aplastic anemia
Leqvio	(USD 34 million) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Ilaris	(USD 272 million, +10% cc) continued growth across all geographies
Mayzent	(USD 94 million, +29% cc) sales grew in MS patients showing signs of progression
Piqray	(USD 103 million, +26% cc) sales grew mainly in the US, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS)
Lutathera	(USD 132 million, +15% cc) saw strong growth across all geographies, with approximately 500 centers actively treating patients globally
Jakavi	(USD 386 million, +4% cc) grew mainly in Emerging Growth Markets and Japan, driven by strong demand in myelofibrosis and polycythemia vera
Sandoz Biopharmaceuticals	(USD 533 million, +14% cc) continued to grow across all geographies, partly benefiting from a one-time revenue deduction adjustment
Emerging Growth Markets*	Overall, grew +9% (cc); China delivered growth (+5% cc, USD 832 million) despite continued COVID-19 related lockdowns in the quarter
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 Innovative Medicines products in 2022
	Q3 2022	% change		9M 2022	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 274	2	7	3 708	7	11
Entresto	1 135	23	31	3 353	29	35
Gilenya	507	-28	-24	1 667	-22	-18
Promacta/Revolade	523	0	7	1 548	3	9
Lucentis	455	-18	-7	1 476	-11	-2
Tasigna	489	-5	2	1 448	-7	-2
Tafinlar + Mekinist	450	8	16	1 305	6	12
Jakavi	386	-9	4	1 173	-1	9
Zolgensma	319	-15	-13	1 061	5	9
Xolair	322	-12	1	1 042	-1	9
Sandostatin	295	-16	-12	933	-13	-10
Kisqali	327	41	49	874	34	41
Ilaris	272	0	10	832	7	16
Kesimpta	289	165	172	723	221	227
Galvus Group	212	-22	-12	650	-20	-11
Exforge Group	185	-9	0	584	-17	-12
Gleevec/Glivec	178	-30	-25	570	-28	-24
Diovan Group	160	-11	-2	510	-13	-6
Afinitor/Votubia	125	-49	-44	406	-47	-43
Kymriah	134	-8	0	397	-11	-4
Top 20 brands total	8 037	-3	4	24 260	0	6

R&D update - key developments from the third quarter
New approvals

Scemblix	Approved in the EU for adult patients with Philadelphia chromosome-positive CML in chronic phase, previously treated with two or more tyrosine kinase inhibitors

Regulatory updates

Biosimilar natalizumab	FDA and EMA accepted sBLA/MAA for proposed first-of-a-kind multiple sclerosis biosimilar natalizumab. The application includes all indications of the reference medicine Tysabri® (natalizumab)
Biosimilar adalimumab
FDA accepted for review sBLA for high concentration formulation of biosimilar Hyrimoz (adalimumab-adaz). The application includes the indications of the reference medicine Humira® (adalimumab) not protected by orphan exclusivity

Ganaplacide/ Lumefantrine
FDA granted Fast Track Designation and Orphan Drug Designation for ganaplacide and lumefantrine (combination), which is being co-developed with Medicines for Malaria Venture, for acute, uncomplicated malaria

Results from ongoing trials and other highlights
Iptacopan
In October, Ph3 APPLY-PNH trial met its two primary endpoints for superiority vs anti-C5 treatment in adult paroxysmal nocturnal hemoglobinuria (PNH) patients with residual anemia despite prior anti-C5 treatment

Cosentyx
Positive results from two parallel, pivotal Ph3 trials (SUNSHINE and SUNRISE) demonstrated Cosentyx 300 mg resulted in rapid and sustained relief from signs and symptoms of moderate-to-severe hidradenitis suppurativa (HS). A statistically significant proportion of patients achieved HiSCR with Cosentyx 300 mg dosed every two weeks vs placebo at Week 16 in both trials. Cosentyx 300 mg dosed every four weeks was superior to placebo for achieving HiSCR in SUNRISE, but not statistically significantly different in SUNSHINE. Available data support the sustained efficacy delivered by Cosentyx over continuous treatment up to 52 weeks. Safety results were consistent with the well-established Cosentyx safety profile. Data presented at EADV 2022

Kisqali
New large pooled exploratory analysis from MONALEESA-2, -3 and -7 reinforces OS benefit (median OS of 63.4 months) with Kisqali + endocrine therapy (ET) vs ET alone (median OS of 51.8 months), in HR+/HER2- aBC patients with visceral metastases, which are typically associated with a poor prognosis. Data presented at ESMO 2022

Tislelizumab
Ph3 RATIONALE 301 trial demonstrated non-inferior OS for tislelizumab vs sorafenib (median OS: 15.9 months vs 14.1 months) in patients with previously untreated unresectable hepatocellular carcinoma. Tislelizumab demonstrated a favorable safety profile with fewer grade ≥3 adverse events (AEs) and fewer AEs leading to discontinuation. Data presented at ESMO 2022

Canakinumab
Ph3 CANOPY-A trial did not meet its primary endpoint of disease-free survival in the adjuvant setting in patients with stages II-IIIA and IIIB completely resected NSCLC. No unexpected safety signals were observed

Branaplam
Temporarily suspended dosing of study drug in the Ph2b VIBRANT-HD trial in adults with Huntington’s Disease, based on a recommendation from the independent Data Monitoring Committee, following a planned data review. Decision based on findings suggestive of potential peripheral neuropathy in some participants. Study update to be provided following assessment

Denosumab
Integrated Ph1/3 clinical trial ROSALIA met primary endpoints, confirming proposed biosimilar denosumab matches reference product in terms of pharmacokinetics, pharmacodynamics, efficacy, safety and immunogenicity in postmenopausal women with osteoporosis

UNR844
Interim analysis of the Ph2b dose ranging study evaluating safety and efficacy in patients aged 45-55 years with presbyopia did not meet its primary endpoint of demonstrating a statistically significant dose response at Month 3. Based on these results, Novartis has taken the decision to discontinue the Ph2b study and UNR844 program

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first nine months of 2022, Novartis repurchased a total of 94.2 million shares for USD 8.1 billion on the SIX Swiss Exchange second trading line, including 83.3 million shares (USD 7.2 billion) under the up-to USD 15 billion share buyback announced in December 2021 and 10.9 million shares (USD 0.9 billion) to mitigate dilution related to participation plans of associates. In addition, 1.3 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 11.6 million shares (for an equity value of USD 0.7 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 83.9 million versus December 31, 2021. These treasury share transactions resulted in an equity decrease of USD 7.5 billion and a net cash outflow of USD 7.9 billion.
As of September 30, 2022, net debt increased to USD 7.7 billion compared to USD 0.9 billion at December 31, 2021. The increase was mainly due to the USD 7.5 billion annual dividend payment and net cash outflow for treasury share transactions of USD 7.9 billion, partially offset by USD 8.4 billion free cash flow during the first nine months of 2022.
As of Q3 2022, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
2022 outlook
Barring unforeseen events; growth vs prior year in cc
Innovative Medicines	Sales expected to grow mid single digit Core operating income expected to grow mid to high single digit, ahead of sales
Sandoz	Sales expected to grow low to mid single digit (revised upwards from low single digit growth) Core operating income expected to grow low single digit (revised upwards from broadly in line)
Group	Sales expected to grow mid single digit Core operating income expected to grow mid single digit

Our guidance assumes that we see a continuing return to normal global healthcare systems, including prescription dynamics, and no Sandostatin LAR generics enter in the US.
In June 2022, an appeals court held the Gilenya US dosing regimen patent invalid. Novartis will file a petition seeking further review with the US Supreme Court, which denied a motion to stay the issuance of the formal appeal mandate while further review is ongoing. FDA-approved Gilenya generics now launched in the US. In Q3, Gilenya US sales were USD 326 million.

Foreign exchange impact
If late-October exchange rates prevail for the remainder of 2022, the foreign exchange impact for the year would be negative 7 percentage points on net sales and negative 8 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Key figures1

		Excluding Roche income[2]			Reported
Group	Q3 2022	Q3 2021	% change		Q3 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	12 543	13 030	-4	4	13 030	-4	4
Operating income	2 168	3 233	-33	-23	3 233	-33	-23
As a % of sales	17.3	24.8			24.8
Core operating income	4 282	4 467	-4	5	4 467	-4	5
As a % of sales	34.1	34.3			34.3
Net income	1 575	2 533	-38	-27	2 758	-43	-33
EPS (USD)	0.73	1.13	-35	-25	1.23	-41	-31
Core net income	3 419	3 519	-3	7	3 830	-11	-2
Core EPS (USD)	1.58	1.57	1	10	1.71	-8	1
Cash flows from operating activities	4 721	4 925	-4		4 925	-4
Free cash flow	4 169	4 423	-6		4 423	-6

Innovative Medicines	Q3 2022	Q3 2021	% change
	USD m	USD m	USD	cc
Net sales	10 299	10 628	-3	4
Operating income	2 046	2 801	-27	-16
As a % of sales	19.9	26.4
Core operating income	3 924	4 017	-2	7
As a % of sales	38.1	37.8

Sandoz	Q3 2022	Q3 2021	% change
	USD m	USD m	USD	cc
Net sales	2 244	2 402	-7	4
Operating income	377	440	-14	-7
As a % of sales	16.8	18.3
Core operating income	501	571	-12	-5
As a % of sales	22.3	23.8

Corporate	Q3 2022	Q3 2021	% change
	USD m	USD m	USD	cc
Operating loss	-255	-8	nm	nm
Core operating loss	-143	-121	-18	-28

		Excluding Roche income[2]			Reported
Group	9M 2022	9M 2021	% change		9M 2021	% change
	USD m	USD m	USD	cc	USD m	USD	cc
Net sales	37 855	38 397	-1	5	38 397	-1	5
Operating income	7 248	9 127	-21	-13	9 127	-21	-13
As a % of sales	19.1	23.8			23.8
Core operating income	12 635	12 769	-1	6	12 769	-1	6
As a % of sales	33.4	33.3			33.3
Net income	5 489	6 990	-21	-12	7 712	-29	-20
EPS (USD)	2.50	3.12	-20	-10	3.44	-27	-19
Core net income	10 101	10 055	0	8	10 959	-8	-1
Core EPS (USD)	4.60	4.48	3	11	4.88	-6	2
Cash flows from operating activities	10 125	10 665	-5		11 187	-9
Free cash flow	8 393	9 733	-14		10 255	-18

Innovative Medicines	9M 2022	9M 2021	% change
	USD m	USD m	USD	cc
Net sales	30 936	31 291	-1	5
Operating income	6 841	8 220	-17	-8
As a % of sales	22.1	26.3
Core operating income	11 469	11 619	-1	6
As a % of sales	37.1	37.1

Sandoz	9M 2022	9M 2021	% change
	USD m	USD m	USD	cc
Net sales	6 919	7 106	-3	6
Operating income	1 175	1 214	-3	3
As a % of sales	17.0	17.1
Core operating income	1 512	1 536	-2	5
As a % of sales	21.9	21.6

Corporate	9M 2022	9M 2021	% change
	USD m	USD m	USD	cc
Operating loss	-768	-307	-150	-164
Core operating loss	-346	-386	10	4
nm = not meaningful

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 49 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   2. A reconciliation of 2021 IFRS results and non-IFRS measures core results to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 57 of the Condensed Interim Financial Report. The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/Resource/Download/88d18935-22aa-4907-9434-d0611380771a/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “growth,” “growing,” “will,” “expected,” “grow,” “potential,” “progressing,” “planned,” “creating,” “looking ahead,” “confident,” “focus,” “prioritized,” “continued,” “continuing,” “unleashing,” “to embed,” “to build,” “believe,” “focusing,” “planned,” “to leverage,” “to invest,” “implementation,” “launch,” “momentum,” “retaining,” “outlook,” “accelerate,” “driven,” “can,” “expected,” “would,” “pipeline,” “priority,” “will,” “transformative,” “assumes,” “anticipated,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the conclusion of the strategic review of Sandoz, our intention to separate Sandoz by way of a 100% spin-off, through which we plan to become a fully focused Innovative Medicines business; or our efforts to petition the US Supreme Court to uphold the validity of the Gilenya US dosing regimen patent; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: the potential that we may not be able to complete the planned 100% spin-off of Sandoz within the expected time frame, in the planned form, or at all; the potential that the benefits and opportunities expected from our planned 100% spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems, including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Tysabri® is a registered trademark of Biogen MA Inc. Humira® is a registered trademark of Abbvie Biotechnology Ltd.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
November 30, 2022	Investor Update on Access & Sustainability
February 01, 2023	Fourth quarter & Full year 2022 results